Exhibit (h)(4)

FORM OF AMENDMENT TO ADMINISTRATION AGREEMENT

AMENDMENT, made as of February 1, 2007 to the Administration Agreement dated as of September 12, 2005 (the “Agreement”) by and between State Street Bank and Trust Company, a Massachusetts trust company (the “Administrator”), and Hansberger Institutional Series (the “Trust”).

WHEREAS, State Street and the Trust have entered into the Agreement for the provision by State Street of certain administrative services to the Trust; and

WHEREAS, State Street and the Trust wish to amend the services set forth in Section 5 of the Agreement to add an additional service and wish to amend State Street’s limitation of liability set forth in Section 8 of the Agreement with respect to the additional service.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows (all terms not otherwise defined herein shall have the meaning as set forth in the Agreement):

1.	Section 5 (Administration Services) of the Agreement is hereby amended by adding the following service as item kk. under “Fund Administration Legal Services” and re-labeling current services kk. through mm. as ll. through nn., respectively:

kk.	Coordinate the mailing to shareholders of a quarterly shareholder newsletter, annual prospectus update (and interim supplements) and annual/semi-annual shareholder reports, and such additional documents as may be mutually agreed upon by the parties (the “Service”).

2.	With respect to this Amendment only, the fourth sentence of Section 8 (Limitation of Liability and Indemnification) of the Agreement is hereby deleted and replaced and a new fifth sentence is added as follows:

“In any event, for any liability or loss suffered by the Trust including, but not limited to, any liability relating to qualification of the Trust as a regulated investment company or any liability relating to the Trust’s compliance with any federal or state tax or securities statute, regulation or ruling, but not including the Service, the Administrator’s cumulative liability for each calendar year (a “Liability Period”) with respect to the Trust under this Agreement regardless of the form of action or legal theory shall be limited to its total annual compensation earned with respect to the Trust and fees payable hereunder during the preceding Compensation Period, as defined herein, for any liability or loss suffered by the Trust including, but not limited to, any liability relating to qualification of the Trust as a regulated investment company or any liability relating to the Trust’s compliance with any federal or state tax or securities statute, regulation or ruling, but not including the Service, during such Liability Period. In any event, for any liability or loss suffered by the Trust with respect to the Service, the Administrator’s cumulative liability for each Liability Period with respect to the

Trust under this Agreement regardless of the form of action or legal theory shall be limited to $25,000 for any liability or loss suffered by the Trust with respect to the Service during such Liability Period.”

3.	State Street shall receive from the Trust such compensation for its services provided pursuant to this Amendment as may be agreed to from time to time in a written fee schedule approved by the parties. This Amendment contains the entire understanding between the parties with respect to the Service. To the extent that any provision of this Amendment modifies or is otherwise inconsistent with any provision of the Administration Agreement, this Amendment shall control with respect to the provision of the Service, but the Administration Agreement shall otherwise remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the date first written above.

HANSBERGER INSTITUTIONAL SERIES

By:
Name:	Thomas L. Hansberger
Title:	Chairman

STATE STREET BANK AND TRUST COMPANY

By:
Name:	Gary L. French
Title:	Senior Vice President